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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8- 38515

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 NORTH WACKER DRIVE
(No. and Street)

CHICAGO	IL	60606-3002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NEAL J. BERKOWITZ 800 592-8890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK LLP
(Name – *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, NEAL J. BERKOWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIS FINANCIAL SERVICES, INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEX CHAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CH6176038
Qualified In Queens County
My Commission Expires October 29, 2019



Notary Public



Signature

SR. VICE PRESIDENT & CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIS Financial Services, Inc.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

Report on Financial Statements
(With Supplementary Information)

Years Ended December 31, 2015 and 2014

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

Index

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of CBIS Financial Services, Inc.

We have audited the accompanying statements of financial condition of CBIS Financial Services, Inc. (a wholly-owned subsidiary of Christian Brothers Investment Services, Inc.) as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of CBIS Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIS Financial Services, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audits of CBIS Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of CBIS Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

New York, New York
February 22, 2016

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

ASSETS	2015	2014
Cash	$303,826	$188,669
Placement agent income receivable	19,602	22,323
Prepaid expenses and other current assets	33,208	37,142
Deposits	3,882	2,395
Income taxes receivable from Parent	70,344	101,369
Totals	$430,862	$351,898
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities	$0	$0
Stockholder's equity		
Common stock, no par value; 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid-in capital	578,000	536,000
Accumulated deficit	(149,138)	(186,102)
Total stockholder's equity	430,862	351,898
Totals	$430,862	$351,898

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Revenue:		
Placement agent income	$115,982	$90,661
Interest income	45	36
Totals	116,027	90,697
Expenses:		
Supplies and other expenses	1,205	11,322
Professional fees	43,365	40,277
Staff development	3,468	4,132
Totals	48,038	55,731
Income before income taxes	67,989	34,966
Provision for income taxes	31,025	15,956
Net income	$ 36,964	$ 19,010

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2015 AND 2014

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2014	200	$ 2,000	$494,000	$ (205,112)	$ 290,888
Capital contribution from Parent			42,000		42,000
Net income				19,010	19,010
Balance, December 31, 2014	200	2,000	536,000	(186,102)	351,898
Capital contribution from Parent			42,000		42,000
Net income				36,964	36,964
Balance, December 31, 2015	200	$2,000	$578,000	$(149,138)	$ 430,862

See Notes to Financial Statements

CBIS FINANCIAL SERVICES, INC.

(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Operating Activities:		
Net income	$36,964	$19,010
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Placement agent income receivable	2,721	(14,446)
Prepaid expenses and other current assets	3,934	(3,907)
Deposits	(1,487)	1,014
Income taxes receivable from Parent	31,025	15,956
Due to Parent		(15,320)
Net cash provided by operating activities	73,157	2,307
Financing activities – capital contribution from Parent	42,000	42,000
Net increase in cash	115,157	44,307
Cash, beginning of year	188,669	144,362
Cash, end of year	$303,826	$188,669

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization and business:

CBIS Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Christian Brothers Investment Services, Inc. (the "Parent"). The principal business of the Company is that of a securities broker in primarily pooled investment funds exempt from the Investment Company Act of 1940 (the "1940 Act"). The Company acts as the placement agent for the CBIS Global Funds plc, for which the Parent is the investment advisor, and the sub-placement agent for an unrelated multi-strategy fund.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation and is registered with the Securities and Exchange Commission ("SEC").

The Company operates under the exemptive provisions of SEC Rule 15c3-3-(k)(2)(i).

Administrative services and distribution fees:

Administrative services and distribution fees are recognized in the period in which the services are performed.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit and other accounts the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high-credit-quality financial institutions.

The concentration of credit risk with respect to accounts receivable is generally limited due to the short payment terms extended by the Company. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current credit conditions. Historically, the Company has not incurred any material write-offs and currently does not expect to incur any write-offs and, therefore, has not established an allowance for doubtful accounts.

Placement agent income:

The Company is party to an agreement whereby the Company will serve as the sub-placement agent for certain hedge funds in exchange for a portion of the placement agent's fees. Placement agent income is recorded on the settlement date of the sale of the hedge funds.

Note 1 - Organization and summary of significant accounting policies (concluded):

Income taxes:

The Parent files consolidated Federal and combined state and local income tax returns with the Company and, accordingly, the Company's taxable income or loss is included in such tax returns.

The Parent and the Company account for income taxes pursuant to the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Parent allocates the current provision for income taxes to the Company based on the Company's pro rata share of the annual consolidated income or loss reported by the Parent and the Company for income tax purposes. Deferred tax provisions are recorded by the Company based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations. The Parent records the consolidated deferred tax assets and liabilities.

At December 31, 2015 and 2014, the Company has recorded income taxes receivable from the Parent, which represents the Company's tax benefit derived from its historical taxable losses included in the consolidated and combined income tax returns filed by the Parent.

The Company complies with accounting for uncertainty in income taxes guidance. As of December 31, 2015, the Company has no unrecognized tax benefits. The Company's federal and state income tax returns prior to fiscal year 2012 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statements of financial condition.

Subsequent events:

The Company has evaluated subsequent events through February 22, 2016, which is the date the financial statements were available to be issued.

Note 2 - Administrative services fee and related party transactions:

The Company is party to a service agreement with the Parent. Services provided to the Parent include coordination of licensing and registration procedures, monitoring the monthly preparation of participants' statements for pooled investment fund accounts managed by the Parent and provision of data processing, recordkeeping and bookkeeping services to the Parent as needed. The fee for such services was $3,500 per month in both 2015 and 2014.

Based upon FINRA regulations, the Company recorded the 2015 and 2014 fees ($42,000 for each year) as additional paid-in capital.

The Company also has an agreement with the Parent to pay for services provided by the Parent. The services provided by the Parent may include use of computer and software systems, postage and general office supplies. Pursuant to an amended agreement dated December 30, 2011, the list of services the Parent provides the Company was expanded to include staffing and marketing support related to placement agent income. The fees for such services were $0 and $10,000 for the years ended December 31, 2015 and 2014, respectively and are included in supplies and other expenses on the statements of operations.

Note 3 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015 and 2014, the Company had net capital of $303,826 and $188,669, respectively, which was in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio for each of the years ended December 31, 2015 and 2014 was .00 to 1.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

SCHEDULE I COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2015 AND 2014

	2015	**2014**
Net Capital:		
Total stockholder's equity	$ 430,862	$ 351,898
Deductible nonallowable assets:		
Placement agent income receivable	19,602	22,323
Prepaid expenses and other current assets	33,208	37,142
Deposits	3,882	2,395
Income taxes receivable from Parent	70,344	101,369
Totals	127,036	163,229
Net capital	$303,826	$188,669
Aggregate indebtedness	$ -	$ -
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000	$ 5,000
Excess of net capital over minimum net capital	$ 298,826	$ 183,669
Ratio of aggregate indebtedness to net capital	.00	.00

There are no material discrepancies between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 filed on January 27, 2016.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

SCHEDULE II – DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2015 AND 2014

The Company claims exemption under the exemption provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.